SANGAMO BIOSCIENCES, INC.

501 CANAL BOULEVARD

RICHMOND, CALIFORNIA 94804

April 10, 2012

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Scot Foley

Re:	Sangamo BioSciences, Inc.
Registration Statement on Form S-3
Filed on February 23, 2012
File No. 333-179634

Dear Mr. Foley:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Sangamo BioSciences, Inc. (the “Company”) hereby requests the acceleration of the effective date of the above referenced Registration Statement so that it will become effective on April 12, 2012 at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection therewith, the Company acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SANGAMO BIOSCIENCES, INC.

By:	/s/ H. Ward Wolff
Name: H. Ward Wolff
Title: Executive Vice President and Chief Financial Officer

c:	Jeffrey P. Riedler, Division of Corporation Finance